Exhibit 99.1

Innate Pharma Reports First Quarter 2023 Financial Results and Business Update

  Exclusive worldwide rights granted to Takeda to research and develop antibody drug conjugates (ADC) using a panel of selected Innate antibodies; Innate to receive $5m upfront payment and eligible to up to $410m in future milestones plus royalties
  ANKET® assets in collaboration with Sanofi continue to progress; abstract for IPH6101/SAR’579 selected for oral presentation at ASCO 2023 annual meeting
  Cash position of €135.0 million1 as of March 31, 2023 (not including the $5 million payment from Takeda), anticipated cash runway into mid 2025
  Conference call to be held today at 2:00 p.m. CEST / 8:00 a.m. EDT

MARSEILLE, France--(BUSINESS WIRE)--May 10, 2023--Innate Pharma SA (Euronext Paris: IPH; Nasdaq: IPHA) (“Innate” or the “Company”) today reported its consolidated financial results for the quarter ending March 31, 2023.

“Our strong cash position was further bolstered during the first quarter of 2023 as we signed a license agreement with Takeda for antibody drug conjugates (ADC) using a panel of selected Innate antibodies, with a primary focus in Celiac disease. This agreement demonstrates our ability to expand the application of Innate’s science beyond our oncology focus and leverage partnership to value our assets. We also continue to see good progress for our ANKET® assets with our partner Sanofi presenting preclinical data at key medical congresses supporting the development of ongoing product candidates,” said Mondher Mahjoubi, Chief Executive Officer of Innate Pharma. “We remain committed to using our scientific expertise and strong partnerships to deliver innovative treatments for patients with cancer. We are looking forward to seeing Sanofi’s oral presentation with IPH6101/SAR’579 at the ASCO 2023 annual meeting along with two AstraZeneca Trial in progress posters for monalizumab. We progress towards important inflections points as we hit key milestones in H2 2023, including final readouts from the TELLOMAK Phase 2 trial with our lead proprietary program lacutamab and further updates for our ANKET® assets.”

Webcast and conference call will be held today at 2:00pm CEST (8:00am EDT)

The live webcast will be available at the following link:
https://events.q4inc.com/attendee/824692547

Participants may also join via telephone using the following registration link:
https://registrations.events/direct/Q4E61301

This information can also be found on the Investors section of the Innate Pharma website, www.innate-pharma.com. A replay of the webcast will be available on the Company website for 90 days following the event.

[1] Including short term investments (€17.1 million) and non-current financial instruments (€35.6 million).

Pipeline highlights:

Lacutamab (IPH4102, anti-KIR3DL2 antibody):

  Final MF and SS data expected in H2 2023. Innate continues to see progress for lacutamab with final data from the TELLOMAK Phase 2 trial for both mycosis fungoides (MF) and Sézary syndrome (SS) expected in H2 2023.
  Initial PTCL data are expected in H2 2023. Two parallel clinical trials to study lacutamab in patients with KIR3DL2-expressing, relapsed/refractory peripheral T-cell lymphoma (PTCL) are ongoing.

ANKET® (Antibody-based NK cell Engager Therapeutics):

ANKET® is Innate’s proprietary platform for developing next-generation, multi-specific NK cell engagers to treat certain types of cancer. Innate’s pipeline includes four public drug candidates born from the ANKET® platform: IPH6101 (CD123-targeted), IPH6401 (BCMA-targeted), IPH62 (B7-H3-targeted) and tetra-specific IPH6501 (CD20-targeted). Several other undisclosed proprietary preclinical targets are being explored.

IPH6101, IPH6401 and IPH62 (partnered with Sanofi)

  The Phase 1/2 clinical trial by Sanofi is progressing well, evaluating IPH6101/SAR’579, the first NKp46/CD16-based CD123-targeted ANKET® platform NK cell engager, in patients with relapsed or refractory acute myeloid leukemia (AML), B-cell acute lymphoblastic leukemia or high-risk myelodysplastic syndrome.
    Preclinical data showing the control of AML cells by a trifunctional NKp46-CD16a-NK cell engager targeting CD123 were published in Nature Biotechnology in January 2023.
    An abstract entitled “A first-in-human study of CD123 NK cell engager SAR443579 in relapsed or refractory acute myeloid leukemia, B-cell acute lymphoblastic leukemia, or high-risk myelodysplasia” has been selected for oral presentation at the American Society for Clinical Oncology (ASCO) 2023 Annual Meeting, taking place June 2-6, 2023 in Chicago, IL.
  Partner Sanofi continues to progress IPH6401/SAR’514, a BCMA-targeting NK cell engager into investigational new drug (IND)-enabling studies.
    Sanofi presented preclinical data showing IPH6401/SAR’514 has potent in-vitro, in-vivo and ex-vivo anti-myeloma effect through dual NK cell engagement in a poster at the American Association for Cancer Research (AACR) 2023 in April.
  As announced on December 19, 2022, Sanofi also licensed IPH62, a NK cell engager program targeting B7-H3 from Innate’s ANKET® platform. Sanofi also have the option to add up to two additional ANKET® targets. Upon candidate selection, Sanofi will be responsible for all development, manufacturing and commercialization. Under the terms of the agreement, Innate received a €25m upfront payment and is eligible for up to €1.35bn total in preclinical, clinical, regulatory and commercial milestones plus royalties on potential net sales.

IPH6501 (proprietary)

  IPH6501 continues toward a Phase 1 clinical trial in 2023 for the proprietary CD20 targeted tetra-specific ANKET®.

Monalizumab (anti-NKG2A antibody), partnered with AstraZeneca:

  Innate continues to see progress for monalizumab in the early non-small cell lung cancer (NSCLC) setting, with the ongoing Phase 3 PACIFIC-9 study run by AstraZeneca. The study is evaluating durvalumab (anti-PD-L1) in combination with monalizumab or AstraZeneca’s oleclumab (anti-CD73) in patients with unresectable, Stage III NSCLC who have not progressed following definitive platinum-based concurrent chemoradiation therapy (CRT).
    Two monalizumab abstracts have been accepted for “Trial in progress” posters at the American Society for Clinical Oncology (ASCO) 2023 Annual Meeting, taking place June 2-6, 2023 in Chicago, IL:
      Phase 3 study of durvalumab combined with oleclumab or monalizumab in patients with unresectable stage III NSCLC (PACIFIC-9).
      NeoCOAST-2: A Phase 2 study of neoadjuvant durvalumab plus novel immunotherapies (IO) and chemotherapy (CT) or MEDI5752 (volrustomig) plus CT, followed by surgery and adjuvant durvalumab plus novel IO or volrustomig alone in patients with resectable non-small-cell lung cancer (NSCLC).

IPH5201 (anti-CD39), partnered with AstraZeneca:

  The MATISSE Phase 2 clinical trial conducted by Innate in neoadjuvant lung cancer for IPH5201, an anti-CD39 blocking monoclonal antibody developed in collaboration with AstraZeneca, has started and is awaiting first patient dosed.

IPH5301 (anti-CD73):

  The investigator-sponsored CHANCES Phase 1 trial of IPH5301, in collaboration with Institut Paoli-Calmettes is ongoing.

Preclinical assets:

  In April 2023, Innate announced that it has entered into an exclusive license agreement with Takeda under which Innate grants Takeda exclusive worldwide rights to research and develop antibody drug conjugates (ADC) using a panel of selected Innate antibodies against an undisclosed target, with a primary focus in Celiac disease. Under the terms of the license agreement, Innate is due to receive a $5m upfront payment and is eligible to receive up to $410m in future development, regulatory and commercial milestones if all milestones are achieved during the term of the agreement, plus royalties on potential net sales of any commercial product resulting from the license.
  Fueling its R&D engine, the Company continues to develop different approaches for the treatment of cancer utilizing its antibody engineering capabilities to deliver novel assets, with its innovative ANKET® platform and continuing to explore Antibody Drug Conjugates (ADC) formats.

Corporate update

  As a post period event, on April 26, Innate announced the establishment of a new At-The-Market (ATM) program, pursuant to which it may, from time to time, offer and sell to eligible investors a total gross amount of up to $75 million American Depositary Shares (“ADS”). Each ADS representing one ordinary share of Innate.

Financial Results:

Cash, cash equivalents and financial assets of the Company amounted to €135.0 million as of March 31, 2023. At the same date, financial liabilities amounted to €41.1 million. Cash, cash equivalents and financial assets as of March 31, 2023 do not include the $5.0 million payment to be received from Takeda.

Revenues for the first three months of 2023 amounted to €26.0 million (€2.6 million for the same period in 2022). For the three-month period, ended March 31, 2023, revenue from collaboration and licensing agreements mainly results from the partial or entire recognition of the proceeds received pursuant to the agreements with AstraZeneca, Sanofi and Takeda.

About Innate Pharma

Innate Pharma S.A. is a global, clinical-stage biotechnology company developing immunotherapies for cancer patients. Its innovative approach aims to harness the innate immune system through therapeutic antibodies and its ANKET® (Antibody-based NK cell Engager Therapeutics) proprietary platform.

Innate’s portfolio includes lead proprietary program lacutamab, developed in advanced form of cutaneous T cell lymphomas and peripheral T cell lymphomas, monalizumab developed with AstraZeneca in non-small cell lung cancer, as well as ANKET® multi-specific NK cell engagers to address multiple tumor types.

Innate Pharma is a trusted partner to biopharmaceutical companies such as Sanofi and AstraZeneca, as well as leading research institutions, to accelerate innovation, research and development for the benefit of patients.

Headquartered in Marseille, France with a US office in Rockville, MD, Innate Pharma is listed on Euronext Paris and Nasdaq in the US.

Learn more about Innate Pharma at www.innate-pharma.com and follow us on Twitter and LinkedIn.

Information about Innate Pharma shares

ISIN code	FR0010331421
Ticker code	Euronext: IPH Nasdaq: IPHA
LEI	9695002Y8420ZB8HJE29

Disclaimer on forward-looking information and risk factors

This press release contains certain forward-looking statements, including those within the meaning of the Private Securities Litigation Reform Act of 1995. The use of certain words, including “believe,” “potential,” “expect” and “will” and similar expressions, is intended to identify forward-looking statements. Although the company believes its expectations are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks and uncertainties include, among other things, the uncertainties inherent in research and development, including related to safety, progression of and results from its ongoing and planned clinical trials and preclinical studies, review and approvals by regulatory authorities of its product candidates, the Company’s commercialization efforts and the Company’s continued ability to raise capital to fund its development. For an additional discussion of risks and uncertainties which could cause the company's actual results, financial condition, performance or achievements to differ from those contained in the forward-looking statements, please refer to the Risk Factors (“Facteurs de Risque") section of the Universal Registration Document filed with the French Financial Markets Authority (“AMF”), which is available on the AMF website http://www.amf-france.org or on Innate Pharma’s website, and public filings and reports filed with the U.S. Securities and Exchange Commission (“SEC”), including the Company’s Annual Report on Form 20-F for the year ended December 31, 2022, and subsequent filings and reports filed with the AMF or SEC, or otherwise made public, by the Company.

This press release and the information contained herein do not constitute an offer to sell or a solicitation of an offer to buy or subscribe to shares in Innate Pharma in any country.

Contacts

Investors
Innate Pharma
Henry Wheeler
Tel.: +33 (0)4 84 90 32 88
Henry.wheeler@innate-pharma.fr

Media Relations
NewCap
Arthur Rouillé
Tel.: +33 (0)1 44 71 00 15
innate@newcap.eu